UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 19, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Puma Biotechnology, Inc.

File No. 1-35703 - CF#37304

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Puma Biotechnology, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 1, 2019.

Based on representations by Puma Biotechnology, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.15(b)	through May 10, 2021
Exhibit 10.19	through March 1, 2029

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Acting Secretary